                                   FORM 11-K





(Mark one)


                 [X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1995



                                       OR




                 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ___ to ___.




Commission file number #________



                 RYDER SYSTEM, INC. SAVINGS RESTORATION PLAN
                              Ryder System, Inc.
                             3600 N.W. 82 Avenue
                            Miami, Florida  33166

                          Independent Auditors' Report


The Participants and Administrator
Ryder System, Inc. Savings Restoration Plan

We have audited the accompanying statements of financial position of Ryder System, Inc. Savings Restoration Plan as of December 31, 1995, and the related statement of income and changes in plan equity for the period from April 1, 1995 (Date of Inception) to December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and the changes in net assets available for benefits for the period from April 1, 1995 (Date of Inception) to December 31, 1995, in conformity with generally accepted accounting principles.


                                          /s/ KPMG PEAT MARWICK LLP


Miami, Florida
June 14, 1996

                  Ryder System, Inc. Savings Restoration Plan
                        Statement of Financial Position
                               December 31, 1995


                       ASSETS

Receivable from Ryder System, Inc.  (cost, $1,327,738)               $1,406,232
                                                                     ----------
      Total assets                                                   $1,406,232
                                                                     ==========


       LIABILITIES AND PLAN EQUITY

Plan equity                                                          $1,406,232
                                                                     ----------
      Total liabilities and plan equity                              $1,406,232
                                                                     ==========

See accompanying notes to financial statements.

                 RYDER SYSTEM, INC. SAVINGS RESTORATION PLAN
               STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
      FOR THE PERIOD FROM APRIL 1, 1995 (DATE OF INCEPTION) TO DECEMBER 31, 1995


Increase in receivable from
Ryder System, Inc. attributable to:

  Net change in unrealized appreciation
  on notional investments                                             78,494

Contributions:
  Employer contributions                                             171,760
  Employee contributions                                           1,155,978
                                                                  ----------
   Total contributions                                             1,327,738
                                                                  ----------

Net increase in plan equity                                        1,406,232


Plan equity at date of inception                                           0
                                                                  ----------
Plan equity at end of period                                      $1,406,232
                                                                  ==========




See accompanying notes to financial statements.

                  RYDER SYSTEM, INC. SAVINGS RESTORATION PLAN
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1995


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER MATTERS

A.   BASIS OF ACCOUNTING
     The financial statements of the Ryder System, Inc. Savings Restoration Plan (the "Plan") are prepared on the accrual basis of accounting.

B.   USE OF ESTIMATES

     The Plan administrator has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

2.   THE PLAN

     The following description of the Plan reflects all Plan amendments through December 31, 1995, and is provided for general purposes only. The Plan was adopted effective April 1, 1995. The Plan allows certain employees of Ryder System, Inc. (the "Company") who participate in either Ryder System, Inc. Employee Savings Plan A or B (the "Savings Plan") to receive contributions equal to amounts in excess of certain limitations on contributions imposed by the Internal Revenue Code of 1986 (the "Code"), as amended.

     The Plan is unfunded and is intended to be exempt from the participation, vesting, funding, and fiduciary requirements of Title I of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), but is subject to certain reporting and disclosure requirements under ERISA. Further, benefits under the Plan are not guaranteed under Title IV of ERISA.

     The right of a participant or his designated beneficiary to receive a distribution under the Plan will be an unsecured claim against the general assets of the Company, and neither the participant nor a designated beneficiary will have any rights in or against any specific assets of the Company. All amounts credited to a participant's account will constitute general assets of the Company and may be disposed of by the Company at such time and for such purposes as it may deem appropriate.

     Participation in the Plan is voluntary. To participate in the Plan, an employee must (i) be a participant in the Savings Plan, (ii) be part of a select group of management or highly compensated employees within the meaning of Sections 201(2), 301(a)(3) and 401 (a)(1) of ERISA, and (iii) be an eligible employee of the Company whose tax-deferred contributions or Company matching contributions under the Savings

     Plan are limited by reason of limitations imposed by Sections 402(g), 415 or 401(a)(17) of the Code.

3.   PLAN ASSETS

     The Plan has a receivable from the Company in which the cost basis is equal to the deferral of participants' compensation and the related company matching contributions. The market value of the receivable is indexed to the market performance of the participants' elections among the notional investment funds made available under the Plan less administrative expenses, if any. The distribution of participants' accounts based on their notional fund elections as of December 31, 1995 is as follows:


                                  Fund A      -       23
                                  Fund B      -       38
                                  Fund C      -       41
                                  Fund D      -       67
                                  Fund E      -       63
                                  Fund F      -       37


     Participants may elect to contribute to, or transfer among, any of the notional funds. Participants may change notional investment options on a daily basis. Earnings are allocated daily based on units of notional investment.

     Notional Investment Fund A ("Fund A") -- Fund A is invested in Ryder System, Inc. common stock, which is purchased on a regular and continuous basis. Dividends are automatically reinvested in the common stock.

     Notional Investment Fund B ("Fund B") -- Fund B is comprised of high quality investments including corporate notes, bonds and similar debt instruments, commercial paper, time deposits, certificates of deposit, bankers acceptances, repurchase agreements, variable and indexed interest notes, and obligations of US government agencies.

     Notional Investment Fund C ("Fund C") -- Fund C may normally be invested in a variety of common, preferred or capital stocks, but may include investments in bonds or securities convertible into common or capital stocks, similar types of equity investments and bonds. Since Plan inception, this fund has been invested solely in shares of the Lord Abbett Affiliated Fund.

     Notional Investment Fund D ("Fund D") -- Fund D may be invested primarily in common or capital stocks, though it may invest in other types of securities, including convertible bonds, convertible preferred stock, warrants, preferred stock or debt securities. Since Plan inception, this fund has been invested solely in shares of the Putnam Voyager Fund.

     Notional Investment Fund E ("Fund E") -- Fund E may be invested in securities issued by US based companies that are selling below book value. Up to 50% of the fund's portfolio may consist of securities of companies involved in prospective mergers, consolidations, liquidations, and reorganizations. The fund may also engage in covered call option writing. The primary objective of the fund is capital appreciation and not necessarily the attainment of a balanced investment program. Since Plan inception, this fund has been invested solely in shares of the Mutual Series Fund, Inc., Qualified Income Fund.

     Notional Investment Fund F ("Fund F") -- Fund F may be invested in all types of securities. The fund invests primarily in common stock of companies outside the United States. The fund maintains a flexible investment policy and can invest in all types of securities in any foreign country, developed or undeveloped. The fund's investment objective is long-term capital growth. Since Plan inception, this fund has been invested solely in shares of the Templeton Foreign Fund.

     The 1995 performance of participant's notional investment funds is as follows:

                        Fund A                  4.57%
                        Fund B                  3.92%
                        Fund C                 15.75%
                        Fund D                 25.68%
                        Fund E                 12.02%
                        Fund F                  4.95%

4.   CONTRIBUTIONS

     Participants may elect to defer compensation by an amount equal to the excess of (i) a minimum of 1% and a maximum of 10% of compensation, over
     (ii) the amount of their tax-deferred contributions under the Savings Plan for the Plan year, after taking into account Savings Plan limitations. In no event shall any amounts be deferred under the Plan for any Plan year until the participant's tax deferred contributions under the Savings Plan have reached the Savings Plan limitation for the Plan year. Compensation deferral agreements are effective on a Plan year basis, and must be filed before the beginning of the Plan year. The Company matches 50% of employee contributions up to 3% of compensation, offset by any Company match received during the Plan year in the Savings Plan. Participants are fully vested in the earnings of their individual contributions to the Plan and vest 25% per year in the Company contributions and the earnings attributable to such contributions. Upon participant's distribution, related non-vested Company contributions are forfeited and are used to offset future Company contributions.

5.   DISTRIBUTIONS

     The vested portion of a participant's account, less any applicable withholding, shall be distributed at the participant's election, subject to the limitations described in Note 2, as either a) a lump sum or b) up to ten annual installments. Distributions shall be paid on the January
     1 immediately following a participant's separation from employment, or as soon as administratively practical thereafter.

6.   WITHDRAWALS

     A participant may request a withdrawal of all or a portion of his elective contribution account balance if he can demonstrate financial hardship.
     The Committee appointed by the Board of Directors to administer the Plan (the "Committee") must approve the request, and the amount withdrawn cannot be subsequently repaid to the Company. Such amounts will be considered distributions to the participant for tax purposes.

7.   PARTICIPANT LOANS

     Participants are not permitted under the Plan to borrow from the Company any portion of the amount credited to their participant's account under the Plan.

8.   TERMINATION

     While it has not expressed any intention to do so, the Company may amend or terminate the Plan at any time. In the event of Plan termination, Plan assets are payable to each participant on the January 1 immediately following a participant's separation from employment in accordance with the participant's most recent participant election and enrollment form which is effective at least one year prior to the date of separation of employment. No additional credits of contributions shall be made to the participant's account for periods after termination of the Plan, but the Committee shall continue to credit gains and losses to the participant's account, until the balance has been fully distributed.

9.   FEDERAL INCOME TAX EFFECTS OF THE PLAN

     A participant generally will not be taxed on the tax-deferred contributions or the Company matching contributions to the Savings Restoration Plan, or earnings thereon, allocable to his participant's account until such amounts are distributed to the participant or his beneficiary under the Plan. The value of the participant's account, including any earnings, are deductible by the Company for federal tax purposes in the year in which those amounts become taxable to the participant or his beneficiary.

     Participants or their beneficiaries generally will be taxed, at ordinary income rates, on the amount they receive as a distribution from the Plan at the time they receive the distribution. Since the Plan is not qualified under Section 401(a) of the Code, distributions from the Plan will not qualify for any of the favorable tax rulings applicable to qualified tax distributions, such as tax-deferred rollovers of five year averaging. On the other hand, distributions from the Plan will not be subject to various excise taxes applicable to qualified plan distributions, such as 10% excise tax on distribution prior to age 59 1/2, or the 15% excise tax on excess benefit payments.

     An employee's tax-deferred contributions to the Plan are subject to federal Social Security and Medicare taxes and federal unemployment taxes when earned, and Company matching contributions, and any earnings thereon prior to the time such amounts become vested, are subject to those taxes as and when they become vested.

10.  PLAN FEES AND EXPENSES

     Although all expenses of administration relating to the Plan may be charged against a participant's account, at the present time, the Company has elected to pay all administrative and marketing expenses.


11.  SUBSEQUENT EVENTS

     The change in net unrealized gains or losses arising in the various notional investment funds of the Plan after December 31, 1995 and prior to May 1, 1996 are as follows:



               UNREALIZED                UNREALIZED              NET CHANGE IN
              APPRECIATION              APPRECIATION               UNREALIZED
         AT DECEMBER 31, 1995        AT APRIL 30, 1996            APPRECIATION
         --------------------        -----------------            ------------
             $78,494                     145,826                     67,332
             =======                     =======                     ======

                         Independent Auditors' Consent


The Participants and Administrator
Ryder System, Inc. Savings Restoration Plan:

We consent to incorporation by reference in the Registration Statement (No. 33-58045) on Form S-8 of Ryder System, Inc. covering the Ryder System, Inc. Savings Restoration Plan, of our report dated June 14, 1996, relating to the statement of financial position of the Ryder System, Inc. Savings Restoration Plan as of December 31, 1995, and the related statement of income and changes in plan equity for the period from April 1, 1995 (Date of Inception) to December 31, 1995, which report appears in the December 31, 1995 annual report on Form 11-K of the Ryder System, Inc. Savings Restoration Plan filed by Ryder System, Inc.


                                          /s/ KPMG PEAT MARWICK LLP


Miami, Florida
June 27, 1996
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                              REQUIRED INFORMATION

Financial Statements

         Independent Auditors' Report
         Statement of Financial Position as of December 31, 1995
         Statement of Income & Changes in Plan Equity, for the period from
           April 1, 1995 (Date of Inception) to December 31, 1995
         Notes to Financial Statements

Exhibits

         Independent Auditors' Consent


                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Ryder System, Inc. Retirement Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                   RYDER SYSTEM, INC. SAVINGS RESTORATION PLAN


Date:  July 2, 1996                By: /s/ J. Ernest Riddle
                                      --------------------------------------
                                      J. Ernest Riddle
                                      Member - Retirement Committee
                                      President - International Division